June 14, 2019

Roger Thompson
Chief Financial Officer
Janus Henderson Group plc
201 Bishopsgate EC2M 3AE
United Kingdom

       Re: Janus Henderson Group plc
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 2, 2019
           File No. 001-38103

Dear Mr. Thompson:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations of JHG
Management Fees, page 33

1. We note your response to comment 20 of your letter dated January 20, 2017, in which you state that the "Company respectfully submits that it intends to disclose average management fee rates by capability on an annual basis." However, we do not see disclosure of the average management fee rates by capability included in your Form 10-K for the fiscal year ended December 31, 2018 consistent with your previous response.
      Please revise your future filings to disclose and discuss changes to the weighted average management fee rates by capability.
 Roger Thompson
Janus Henderson Group plc
June 14, 2019
Page 2
Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to the Condensed Consolidated Financial Statements (Unaudited)
Note 14 - Commitments and Contingencies
Litigation and Other Regulatory Matters, page 23

2. We note your disclosure that the Company is currently subject to five different exchange
      e-traded note lawsuits. Please expand your disclosure in future filings to provide an estimate of the reasonably possible losses or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4(b).
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Janus Henderson Group plc
Non-GAAP Financial Measures, page 36

3. We note that you deduct distribution expenses to arrive at an adjusted measure of revenue, which is then used to calculate an adjusted operating margin. Considering that you are required to present revenue and related costs on a gross basis in accordance with GAAP, presenting them otherwise may violate Rule 100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please explain to us how you considered whether your current presentation complies with
      Regulation G and Question 100.04 of the Compliance and Disclosure Interpretations on
      Non-GAAP Financial Measures or revise your future filings to exclude this adjustment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Klein, Staff Accountant, at (202) 551-3847 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 with any questions.



                                                          Sincerely,
FirstName LastNameRoger Thompson
                                                          Division of
Corporation Finance
Comapany NameJanus Henderson Group plc
                                                          Office of Financial
Services
June 14, 2019 Page 2
cc:       Brennan Hughes
FirstName LastName